Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation/Organization	Holder of Outstanding Stock

Renasant Bank	Mississippi	Renasant Corporation
Primeco, Inc.	Delaware	Renasant Bank
Renasant Leasing Corp. II	Tennessee	Renasant Bank
Renasant Investment Corp.	Delaware	Renasant Leasing Corp. II
Renasant Capital Corp. II	Maryland	Renasant Investment Corp.
Renasant Insurance, Inc.	Mississippi	Renasant Bank
American Trust, LLC	Georgia	Renasant Bank
ATB Alpharetta, LLC	Georgia	Renasant Bank
PHC Statutory Trust I	Connecticut	Renasant Corporation (1)
PHC Statutory Trust II	Delaware	Renasant Corporation (1)
Heritage Financial Statutory Trust I	Connecticut	Renasant Corporation (1)
Capital Bancorp Capital Trust I	Delaware	Renasant Corporation (1)

(1) Renasant Corporation is the holder of the Trusts’ common securities.